DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2020

(1) Organization and Business

DWS Distributors, Inc. (the Company) is a wholly owned subsidiary of DWS Investment Management Americas, Inc. ("DIMA or the Parent"). DIMA is a wholly owned subsidiary of DWS USA Corporation ("DWS USA"). DWS USA is a wholly owned subsidiary of DWS Group GmBH & Co. KGaA ("DWS Group"), a publicly traded company on the Frankfurt Stock Exchange, which is majority–owned by Deutsche Bank AG ("the Bank"). The Company was incorporated in Delaware on September 20, 1994 and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

(2) Risk

The economic disruption caused by the rapid spread of the COVID-19 pandemic has resulted in a sharp slowdown in global GDP growth, but the economy has picked up again in the second quarter of the year. Progress regarding the development of a COVID- 19 vaccination has been made. Markets have priced in this optimistic scenario and hence it will be crucial that the expectations are fulfilled regarding the effectiveness of the COVID-19 vaccination and its rapid introduction. In case expectations will not be fulfilled, this may lead to a negative impact on global growth and global financial markets. Despite the business continuity and crisis management policies currently in place, travel restrictions or potential impacts on personnel may disrupt our business. In addition, another potential economic slowdown could negatively impact our revenues, assets and liabilities.

The ongoing COVID-19 pandemic and its impact on the global economy may affect our ability to meet our financial targets. While the long-term impact of the pandemic on our business and financial targets is not yet known, we may be materially adversely affected by a protracted downturn in local, regional or global economic conditions.

(3) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying financial statements have been prepared from separate records maintained by the Company, and may not necessarily be indicative of the financial condition and results of operations, which would have existed if the Company had been operating as an unaffiliated entity.

(b) Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are based on the Company's best estimates and judgment. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2020

economic environment, and adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from those estimates.

(c)   Foreign Currency Translation

The functional currency of the Company is U.S. dollar. Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates. Revenues and expenses are translated into U.S. dollar equivalent using the average rates of exchange for the period. Gains and losses resulting from translation to U.S. dollar equivalents are reflected on the statement of operations as a part of other expenses.

(d)   Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash or short-term, highly liquid securities and interest-earning deposits with original maturities of three months or less.

(e)   Common Stock

The Company has two classes of common stock. The Parent holds all Class A voting shares and Class B non-voting shares. In the second half of 2020, the Board of Directors decided to repatriate capital to the Parent in the form of a dividend for $40 million. This amount is reflected in retained earnings in the statements of changes in stockholder's equity.

(f)   Share-Based Compensation

The cost of employee services received in exchange for a share-based award is generally measured based on the grant-date fair value of the award in accordance with Accounting Standards Codification (ASC) Topic 718, *Stock Compensation* and is recorded in the income statement of the Company.

Awards were granted by DWS Group to selected employees of the Company. Both awards (DWS Equity Plan and DWS Stock Appreciation Rights (SAR) Plan are considered as cash settled but equity-linked plans. All employees who are offered the DWS Equity Plan are subject to performance conditions and forfeiture provisions, which need to be met for each tranche to be eligible for settlement. In case such performance conditions are not met, the tranche will lapse. Employees who are offered the DWS SAR Plan awards are also subject to specific performance and forfeiture provisions, as applicable under the SAR Plan.

Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranches for those awards delivered in tranches and is recorded in the income statement of the Company. Estimates of expected forfeitures are periodically adjusted in the event of actual forfeitures or for changes in expectations. The timing of expense recognition relating to grants which, due to early retirement provisions, include a nominal but non-substantive service period are accelerated by shortening the amortization period of the expense from the grant date to the date when the employee meets the eligibility criteria for the award, and not the vesting date. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately.

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2020

The employees continue to participate in the DB Equity Plan under the rules established for the Bank as applicable. Share-based payment transactions where the Bank grants Deutsche Bank AG shares to the employees of the Company are classified as equity-settled transactions reflected in the equity in the financial statements as the Bank has the obligation to settle the shares. The substance of Bank's share award programs is that the Bank makes a capital contribution to the Company, which correspondingly makes a share-based payment to its employees in exchange for services.

Compensation cost related to the grant of Bank awards to employees of the Company are recognized in the financial statement as compensation expense with a corresponding credit to equity. The compensation expense based on the fair value at grant date of the awards (and adjusted for expected forfeitures) is amortized over the requisite substantial service period of the award.

(g) *Administrative, Service and Distribution Fees Income and Expense*

The Company earns administrative service fees (some of which are under 12b-1 plans) and 12b-1 distribution fees from Class C and R mutual fund shares and various classes of money market fund shares. The Administrative Service Fee ("ASF") is for certain funds that have entered into shareholder services agreements with the Company to provide post-sale administrative services to investors. The agreements apply to the Class A, C and R shares of the funds. Under these agreements, the applicable classes pay the Company an ASF at an annual rate that varies among the classes. While the ASF payments for the Class A, C and R shares are covered by Rule 12b-1 plans, the ASF is paid for post-sale administrative services and not for distribution services. Revenue from administrative service and 12b-1 distribution fees are recognized when earned and expenses are recognized when incurred.

12b-1 distribution fees are fees paid by the mutual funds out of mutual funds assets to cover distribution expenses and shareholder service expenses. 12b-1 distribution fees include fees paid for sales and marketing expenses. Some 12b-1 plans also authorize and include shareholder service fees, which are fees paid to persons to respond to investor inquiries and provide investors with information about their investments.

(h) *Commission Revenue*

The Company earns commission revenue for the distribution of Class A mutual fund shares sold with a front-end load. Revenue is recognized on the date which shares or notes are sold.

(i) *Commission Expense*

Commission expense represents amounts paid to broker-dealers for the sale of Class A, B, C, and R mutual fund shares. Expenses are recognized when incurred.

(j) *Income Taxes*

The results of the Company are included in the consolidated U.S. Federal income tax return of DWS USA Corporation.

The Company's full year results are included in certain combined and unitary state tax returns of the Deutsche Bank New York Branch. In addition, the Company files tax returns in certain states on a standalone basis.

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2020

The Company participates in a tax sharing agreement with DWS USA Corporation. Pursuant to such tax sharing agreement, income taxes are computed on a modified separate company basis and the Company reflects the separate return tax liability as a current tax liability on the books and records. U.S. Federal tax liability is paid by the Company to DWS USA Corporation on a current basis. In the event the Company generates a tax benefit from Federal tax losses or tax credits, such benefit is reflected as a current tax receivable on the Company's books and the Company is reimbursed for this tax benefit on a current basis by DWS USA Corporation.

The Company provides for income taxes on all transactions that have been recognized in the statement of financial condition in accordance with ASC Topic 740, *Income Taxes*. Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in the period during which such changes are enacted. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. Deferred tax assets are included in the statement of financial condition.

ASC Topic 740 provides guidance on the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties, disclosure, and transition.

Under the Company's accounting policy, interest and penalties recognized in accordance with ASC Topic 740 is classified as interest expense.

(k) *Property, Plant, and Equipment*

Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation of furniture, fixtures, equipment, and computer software is computed using the straight-line method over their estimated useful lives of three to seven years.

(l) *Recent Accounting Developments*

Financial Instruments-Credit Losses (ASC 326): Measurement of Credit Losses on Financial Instruments. In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses, Measurement of Credit Losses on Financial Instruments*. This ASU introduces a new credit loss methodology, which replaces the incurred credit loss model with the Current Expected Credit Losses (CECL) model. Under CECL, lifetime expected credit losses are estimated at inception and over the life of financial instruments measured at amortized cost based on relevant factors, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This ASU also modifies the accounting for expected credit losses related to certain purchased financial assets with deterioration in credit quality since origination and available-for-sale debt securities. ASU 2016-13, as amended by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, and ASU 2019-11, is effective for annual reporting periods beginning after December 15, 2019, including interim periods within that reporting period.

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2020

The Corporation adopted this ASU as of January 1, 2020 using the modified retrospective approach with no material impact on the financial statements.

(3) Revenue Recognition

The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model

to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Significant judgments are required in the application of the five step model when determining whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts. The following is a description of the Company's primary sources of revenue.

a) Distribution Fees

12b-1 distribution fees are fees paid by the mutual fund out of mutual fund assets to cover distribution expenses and shareholder service expenses. 12b-1distribution fees include fees paid for sales and marketing expenses. Some 12b-1 plans also authorize and include shareholder service fees, which are fees paid to persons to respond to investor inquiries and provide investors with information about their investments. The Company may receive distribution fees paid by the fund upfront, over time, and upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof, for serving as the distributor of mutual funds managed by the Parent. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. The upfront commission fee is generally a fixed percentage of the share price. The fixed price is allocated to the performance obligation, which is satisfied at the time shares are sold to investors. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and in the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied during the period.

b) Administrative Services Fees (ASF)

The ASF fees are for certain mutual funds that have entered into shareholder services agreements with the Company to provide post-sale administrative services to investors. The Company provides administrative

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2020

services on a daily basis. The Company believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming benefits as they are provided by the Company. The ASF fee is generally calculated as a fixed percentage of the mutual funds daily net asset value. The ASF fee is recognized as revenue when the constraint is resolved and it is probable that a subsequent change in the estimate of variable consideration will not result in a significant revenue reversal. This will generally occur on a daily basis when net asset values are known and determined.

c) Fees for Services Provided to Affiliates

The Company incurs operational costs (compensation and non-comp related) in providing administrative, marketing, sales, and distribution support to DIMA and other affiliates. DIMA and affiliates reimburse all of these operational costs to the Company. The Company also receives administrative fees for the sale of commingled trust and other collective investment vehicles. The administrative fee is equal to the amount of administrative expense for personnel and service expenses that are incurred with the sale of commingled trust, other collective investment vehicles, and real estate investment products.

d) Commissions

The Company receives a portion of the upfront commission that investors pay as underwriter commissions on sales of certain mutual fund share classes. Revenue is recognized on the trade date.

The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. The Company believes that the trade date is the appropriate point in time to recognize revenue as there are no significant actions which the Company needs to take subsequent to this date.

The following table presents the Company's disaggregated revenue from contracts with customers for the year ended December 31, 2020:

Administrative and service fees	$	21,414,498
Distribution fees		1,324,758
Fees for services provided to affiliates		117,219,981
Commissions		310,405
Total revenue	$	140,269,642

(4) Related Party Transactions

The Company has related-party transactions with Deutsche Bank AG and affiliated companies as the result of transactions entered into in the ordinary course of business. Such transactions are based on contractual agreements or standard allocations methodologies between the Company and its affiliates. DIMA and other bank affiliates provide services to the Company including management, information technology, operations, and back office support, such as finance, compliance, human resources, legal, and risk. Concurrently, the Company provides management, marketing, and sales and distribution support to DIMA and other affiliates. The business areas receiving the benefits of these services are charged for their respective costs based upon service agreements among various North American entities. For the year ended December 31, 2020, the gross

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2020

amount charged by the Company to the affiliates was $77,760,158 and the gross amount charged to the Company by affiliates was approximately $19,313,896. Additionally, in accordance with a separate service level agreement between DIMA and the Company, DIMA reimbursed the Company for its compensation and other operating expenses amounting to $39,459,823, during 2020. Accordingly, the total amount of fees for services provided to affiliates to the Company was $117,219,981 for the year ended December 31, 2020.

The administrative, service and distribution fees and commissions income earned by the Company relates to services provided to DWS mutual funds and are considered affiliates of the Company.

(a) Related Party Assets and Liabilities

The following table sets forth related party assets and liabilities as of December 31, 2020, as included in the statement of financial condition:

Assets		
Receivable from affiliates	$	15,256,346
Administrative, service and distribution fee receivable		4,304,015
Commission receivable		13,244
Income taxes receivable		120,246
	$	19,693,851
Liabilities		
Payable to affiliates	$	5,831,158
Accounts payable and accrued expenses		70,375
Compensation payable		1,063,423
Income tax payable		1,636,389
	$	8,601,345

(b) Related Party Revenues and Expenses

The following table sets forth the Company's related party revenues and expenses for the year ended December 31, 2020, as included in the statement of operations:

Revenues		
Fees for services provided to affiliates	$	117,219,981
Administrative service and distribution fees		22,739,256
Commissions		310,405
	$	140,269,642
Expenses		
Administrative, service and distribution fees	$	2,077,219
Compensation and related expenses		208,782
Services provided by affiliates		19,313,896
Professional fees		29,708
Travel and entertainment		136,200
Other expenses		2,840,171
	$	24,605,976

15

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2020

(5) Income Taxes

The provision for income taxes for the year ended December 31, 2020 consisted of the following:

Current:		
Federal	$	541,617
State and local		30,025
Total current		571,642
Deferred:		
Federal		(204,038)
State and local		(73,021)
Total deferred		(277,059)
Total income tax expense	$	294,583

For the year ended December 31, 2020, $294,583 of income tax expense and $334,952 of income tax benefit were allocated to income from continuing operations and stockholder's equity, respectively.

The reconciliation between the Company's effective tax rate from continuing operations and the statutory tax rate is as follows:

Computed tax expense	$	27,110
State & local tax, net of federal benefit		(33,967)
Nondeductible meals and entertainment expenses		87,798
Shared-based compensation		204,814
Other		8,828
	$	294,583

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2020, were as follows:

Deferred tax assets:		
Deferred compensation	$	3,564,316
State net operating loss carryforward		2,196
Other		190
Gross deferred tax assets		3,566,702
Valuation allowance		(2,196)
Deferred tax assets, net of valuation allowance		3,564,506
Deferred tax liabilities:		
Pension and post-retirement benefits		(926,820)
Gross deferred tax liabilities		(926,820)
Net deferred tax asset	$	2,637,686

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2020

The Company participates in the tax sharing agreement with DWS USA as a result of the Company being included in the Federal consolidated tax return filed under DWS USA.

Income taxes are computed on a modified separate company basis and the Company reflects the separate return tax liability as a current tax liability on the books and records. U.S. Federal tax liability is paid by the Company to DWS USA on a current basis. In the event the Company generates a tax benefit from Federal tax losses or tax credits, such benefit is reflected as a current tax receivable on the Company's books and the Company is reimbursed for this tax benefit on a current basis by DWS USA.

Since the Company utilizes a modified separate company method for its separate company income tax computation, the taxable income of the DWS USA consolidated tax group of which the Company is a member is considered in evaluating whether deferred tax assets ("DTAs") are expected to be realized. The Company believes it is more likely than not that the results of future operations, taking into account the impact of the Company's various strategic initiatives, will generate sufficient taxable income to realize the net DTAs.

As of December 31, 2020, the Company determined that it has no uncertain tax positions, interest, or penalties as defined within FASB ASC 740, and accordingly, no additional disclosures are required. In the next twelve months the Company believes that there will be no material changes to unrecognized tax benefits.

As of December 31, 2020, the consolidated group of which the Company is a member, is under examination by the IRS for tax years 2017 through 2018. New York State and New York City are under examination for tax years 2015 through 2016. Illinois is under examination for tax years 2011 through 2012.

The Company primarily files in the following jurisdictions: Federal, New York State and New York City.

Tax refunds receivable from other state tax authorities at December 31, 2020 is $177,979. Net tax payable to affiliates at December 31, 2020 is $1,516,143.

(6) Employee Benefit Plans

Retirement Plans

The Company continues to participate, together with other affiliates of Deutsche Bank Americas Holding Corporation (DBAH) in a tax-qualified 401(k) plan. Employees are able to contribute up to 40% of their eligible compensation on a before-tax and /or after-tax basis, up to IRS limits. For employees hired before January 1, 2005, after a participant has completed six months of service the Company matches dollar for dollar up to 5% of eligible compensation, up to a maximum of $4,000 per year.

Effective January 1, 2005, the plan was amended for employees hired on or after January 1, 2005. Participants who have completed six months of service receive a Company matching contribution of up to 4% of eligible compensation, up to the IRS annual compensation maximum. Participants employed less than 10 years receive a Company fixed contribution equal to 4% of the first $100,000 of eligible compensation. Participants employed 10

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2020

or more years receive a Company fixed contribution equal to 6% of the first $100,000 of eligible compensation. In addition, effective as of when Deutsche Bank AG no longer owned (directly or indirectly) at least 80% of DWS KGaA, participants that are not eligible for a Company fixed contribution since they were hired, rehired or localized before January 1, 2005, will receive a supplemental annual contribution in an amount equal to 6.5% of eligible compensation. The Company recognized approximately $1.7 million in 401(k) expense for this plan, included in employee compensation and benefits within the statement of operations for the year ended December 31, 2020.

(a) *Share-Based Compensation Plans*

DWS Equity and SAR Plans

DWS Group made grants of share-based compensation under the DWS Equity Plan. This plan represents a contingent right to receive a cash payment by referencing to the value of DWS shares during a specified time period. The DWS SAR Plan represents a contingent right to receive a cash payment equal to any appreciation (or gain) in the value of a set number of notional DWS shares over a fixed period of time. This award does not provide any entitlement to receive DWS shares, voting rights or associated dividends. The award recipient for any share-based compensation plan is not entitled to receive dividends during the vesting period of the award. The share awards granted under the terms and conditions of any share-based compensation plan are forfeited fully or partly if the recipient voluntarily terminates employment before the end of the relevant vesting period. Vesting usually continues after termination of employment in cases such as redundancy or retirement.

For the year ended December 31, 2020, the Company recognized approximately $3.9 million, for these plans which is included in compensation and benefits expense in the accompanying statement of operations.

Deutsche Bank Equity Plan:

The Company employees continue to participate in the DB Equity Plan under the rules established for Deutsche Bank as applicable. The Bank made grants of share-based compensation under the DB Equity Plan. This plan represents a contingent right to receive Deutsche Bank AG common shares after a specified period of time. The award recipient is not entitled to receive dividends during the vesting period of the award. The share awards granted under the terms and conditions of the DB Equity Plan may be forfeited fully or partly if the recipient voluntarily terminates employment before the end of the relevant vesting period. Vesting usually continues after termination of employment in cases such as redundancy or retirement.

To the extent that the settlement price is less or greater than the price at grant date the Company is allocated a gain or loss based on the difference.

For the year ended December 31, 2020, the Company recognized approximately $0.2 million, for these plans which is included in compensation and benefits expense in the accompanying statement of operations. For the year ended December 31, 2020, the Company was allocated a gain of approximately $0.4 million related to its portion of the overall net gain realized by the Bank that was attributable to share-based awards granted to the Company's employees. This amount has been reflected as an adjustment to the Company's paid-in capital in excess of par value.

DWS Distributors, Inc.

(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Notes to Financial Statements

December 31, 2020

(b) Cash Retention Plan

The Company participates in the DB Restricted Incentive Plan, a cash retention plan of the Bank, under which Restrictive Incentive Awards ("RIA") are granted as deferred cash compensation. The RIA consists of four tranches each amounting to one quarter of the grant volume. It is subject to a four-year pro-rata vesting period during which time specific forfeiture conditions apply. In line with regulatory requirements, this plan includes performance-indexed clawback rules. Thus, there is the possibility that parts of the awards will be subject to forfeiture in the event of non-achievement of defined targets, breach of policy or financial impairment.

For the years ended December 31, 2020 the Company recognized $1.2 million in compensation and benefit expense related to these plans in the statement of operations.

(c) Contractual Agreements

The Company is not a sponsor of a Deutsche Bank Americas Holding Corp. Defined Benefit Plan or Post Retiree Medical Plan ('Plans"). However, certain former and current employees of the Company are entitled to benefits under the Plans. The Company has a contractual agreement to reimburse the Plans Sponsor an amount to fund its portion of the cost. The cost to reimburse the sponsor of the Plans for 2020 is $0.2 million.

(7) Regulatory Requirements – Net Capital

Pursuant to the SEC's Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain minimum net capital. The Company computes its required net capital using the alternative method. As of December 31, 2020, the Company's net capital, alternative net capital requirement, and excess net capital were $20,340,268, $250,000, and $20,090,268 respectively. Capital may not be withdrawn nor dividends paid to the extent capital is required for continued compliance with Rule 15c3-1.

(8) Subsequent Events

In accordance with U.S. GAAP disclosure requirements on subsequent events, management has evaluated events for possible recognition or disclosure in the financial statements through March 31, 2021, the date the financial statements were issued.